Dave & Buster’s Entertainment, Inc.

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

October 7, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Dave & Buster’s Entertainment, Inc.
Registration Statement on Form S-1
File No. 333-198641

Dear Mr. Brown:

We refer to the registration statement on Form S-1 (File No. 333-198641) (as amended, the “Registration Statement”) of Dave & Buster’s Entertainment, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:30 p.m. (Eastern time) on Thursday, October 9, 2014 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

October 7, 2014

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Corey R. Chivers of Weil, Gotshal & Manges LLP at (212) 310-8893 to confirm the effectiveness of the Registration Statement.

Very truly yours,

Dave & Buster’s Entertainment, Inc.

By:	/s/ Jay L. Tobin
	Name:	Jay L. Tobin
	Title:	Senior Vice President, General Counsel and Secretary

October 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dave & Buster’s Entertainment, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-198641)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 5,882,353 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m. (EDT) on October 9, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated September 29, 2014, through the date hereof:

Preliminary Prospectus dated September 29, 2014:

9,375 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

JEFFERIES LLC

PIPER JAFFRAY & CO.

As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina Title: Managing Director